# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

**8 December 2011**

### ORDER GRANTING CONFIDENTIAL TREATMENT
### UNDER THE SECURITIES ACT OF 1933

**Alpha and Omega Semiconductor Limited**

**File No. 333-165823 -- CF# 27192**

_____

Alpha and Omega Semiconductor Limited submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement, as amended, filed on March 31, 2010.

Based on representations by Alpha and Omega Semiconductor Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

|  |  |
|---|---|
| Exhibit 10.6 | through November 2, 2012 |
| Exhibit 10.8 | through July 27, 2012 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel